EXHIBIT 99.1
Employment Agreement between
Robert V. Cuddihy, Jr. and ProPhase Labs, Inc.

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”), effective as of the 1st day of January, 2012, by and between ProPhase Labs, Inc., a corporation organized under the laws of the State of Nevada (the “Company”), and Robert V. Cuddihy, Jr. (“Executive”).

W I T N E S E T H:

WHEREAS, the Company and Executive are parties to that certain Employment Agreement, dated as of August 19, 2009 (the “Existing Employment Agreement”), as amended, pursuant to which Executive is employed by the Company;

WHEREAS, the Company and Executive desire and intend via the entry into this Agreement to supersede, in its entirety, the Existing Employment Agreement and to provide for the employment of Executive as the Chief Financial Officer and Chief Operating Officer of the Company, to engage in such activities and to render such services under the terms and conditions hereof;

WHEREAS, the Company has authorized and approved the execution of this Agreement and Executive desires to be employed by the Company under the terms and conditions hereinafter provided; and

WHEREAS, this Agreement constitutes the entire understanding and agreement between the Company and Executive regarding its subject matter and supersedes all prior or contemporaneous negotiations and agreements, whether oral or written, between them with respect to such subject matter (including the Existing Employment Agreement).

NOW, THEREFORE, in consideration of the mutual covenants and undertakings herein contained, the parties agree as follows:

1. Effective Date, Appointment, Title and Duties.  The effective date of this Agreement is January 1, 2012 (“Effective Date”).  As of the Effective Date, the Company employs Executive to serve as its Chief Financial Officer and Chief Operating Officer.  In such capacity, Executive shall report to the Chief Executive Officer and the Board of Directors of the Company, and shall have such duties, powers and responsibilities as are customarily assigned to a Chief Financial Officer and Chief Operating Officer of a publicly held corporation, but shall also be responsible to the Board of Directors and to any committee thereof.  In addition, Executive shall have such other duties and responsibilities as the Chief Executive Officer or Board of Directors may reasonably assign him, with his consent, including serving with the consent or at the request of the Board of Directors as an officer or on the board of directors of affiliated corporations, provided that such duties are commensurate with and customary for a senior executive officer bearing Executive’s experience, qualifications, title and position.

2. Term of Agreement.  The term of Executive’s employment under this Agreement shall commence on the Effective Date and shall terminate on July 15, 2015.

3. Acceptance of Position.  Executive accepts the position of Chief Financial Officer and Chief Operating Officer, and agrees that during the term of this Agreement he will faithfully perform his duties and, except as expressly approved by the Board of Directors, will devote substantially all of his business time to the business and affairs of the Company, and will not engage, for his own account or for the account of any other person or entity, in a business which directly competes with the Company.  It is acknowledged and agreed that Executive may serve as an officer and/or director of companies in which the Company owns voting or non-voting stock.  In addition, it is acknowledged and agreed that Executive may, from time to time, serve as a member of the board of directors of other companies, in which event the Board of Directors of the Company must expressly approve such service pursuant to a Board resolution maintained in the Company’s minute books.  Any compensation or remuneration which Executive receives in consideration of his service on the board of directors of other companies shall be the sole and exclusive property of Executive, and the Company shall have no right or entitlement at any time to any such compensation or remuneration.

4. Salary and Benefits.  During the term of this Agreement:
(a) The Company shall pay to Executive a base salary at an annual rate of not less than Three Hundred Fifty Thousand Dollars ($350,000) per annum (“Base Salary”), paid in approximately equal installments at intervals based on any reasonable Company policy.  The Company agrees from time to time to consider increases in such base salary in the discretion of the Compensation Committee of the Board of Directors (“Compensation Committee”).  Any increase, once granted, shall automatically amend this Agreement to provide that thereafter Executive’s base salary shall not be less than the annual amount to which such base salary has been increased.
(b) During the term hereof, Executive shall be eligible to participate in all health, retirement, Company-paid insurance, sick leave, vacation, disability, expense reimbursement and other benefit programs which the Company or its subsidiaries makes available to any of its senior executives.
(c) Executive may be awarded an annual bonus (in cash or stock of the Company) in the sole discretion of the Compensation Committee.  Executive also shall be eligible to participate in any Company incentive stock, option or bonus plan offered by the Company to its senior executives, subject to the terms thereof and at the sole discretion of the Compensation Committee.

5. Certain Terms Defined.  For purposes of this Agreement:
(a) Executive shall be deemed to be “disabled” if a physical or mental condition shall occur and persist which, in the written opinion of a licensed physician selected by the Board of Directors in good faith, has rendered Executive unable to perform the duties set forth in Section 1 hereof for a period of sixty (60) days or more and, in the written opinion of such physician, the condition will continue for an indefinite period of time, rendering Executive unable to return to his duties.
(b) A termination of Executive’s employment by the Company shall be deemed for “Cause” if, and only if, it is based upon (i) conviction of a felony by a federal or state court of competent jurisdiction; (ii) material disloyalty to the Company such as embezzlement, misappropriation of corporate assets or, except as permitted pursuant to Section 3 of this Agreement, breach of Executive’s agreement not to engage in business for another enterprise of the type engaged in by the Company; or (iii) the engaging in unethical or illegal behavior which is of a public nature, brings the Company into disrepute, and result in material damage to the Company.  The Company shall have the right to suspend Executive with pay, for a reasonable period to investigate allegations of conduct which, if proven, would establish a right to terminate this Agreement for Cause, or to permit a felony charge to be tried.  Immediately upon the conclusion of such temporary period, unless Cause to terminate this Agreement has been established, Executive shall be restored to all duties and responsibilities as if such suspension had never occurred.
(c) A resignation by Executive shall not be deemed to be voluntary and shall be deemed to be a resignation with “Good Reason” if it is based upon (i) a diminution in Executive’s title, duties, or salary; (ii) a material reduction in benefits or bonus opportunities; (iii) a direction by the Board of Directors that Executive report to any person or group other than the Board of Directors, (iv) a geographic relocation of Executive’s place of work a distance for more than sixty (60) miles from the Company’s offices located in Doylestown, Pennsylvania; or (v) the Company’s material breach of this Agreement.
(d) “Affiliate” means with respect to any Person, a Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control, with the Person specified.
(e) “Base Salary” means, as of any date of termination of employment, the highest base salary of Executive in the then current fiscal year or in any of the last four fiscal years immediately preceding such date of termination of employment.
(f) “Beneficial Owner” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act.
(g) A “Change in Control” occurs if:
(i) Any Person or related group of Persons (other than Executive and his Related Persons, the Company or a Person that directly or indirectly controls, is controlled by, or is under common control with, the Company) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities;

(ii) The stockholders of the Company approve a merger or consolidation of the Company with any other corporation (or other entity), other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 66-2/3% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person acquires 30% or more of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control;
(iii) The Stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; or
(iv) A majority of the members of the Board of Directors of the Company cease to be Continuing Directors;
(h) “Code” means the Internal Revenue Code of 1986, as amended.
(i) “Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (i) was a member of such Board of Directors on the date of the Agreement or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.
(j) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
(k) “Person” means any individual, control group as defined in the Exchange Act, corporation, partnership, limited liability company, trust, association or other entity.
(l) “Related Person” means any immediate family member (spouse, partner, parent, sibling or child whether by birth or adoption) of Executive and any trust, estate or foundation, the beneficiary of which is Executive and/or an immediate family member of Executive.

6. Certain Benefits Upon Termination.  Executive’s employment shall be terminated upon the earlier of (i) the voluntary resignation of Executive with or without Good Reason; (ii) Executive’s death or permanent disability; or (iii) upon the termination of Executive’s employment by the Company for any reason at any time.  In the event of such termination, the provisions of Section 6(a) shall apply, and in the event of a Change of Control, the provisions of Section 6(b) shall apply.
(a) If Executive’s employment by the Company terminates for any reason other than as a result of (i) a termination for Cause, or (ii) a voluntary resignation by Executive without a Good Reason, then the Company shall pay Executive a lump sum severance payment in cash equal to the greater of (y) the amount equal to eighteen (18) months Base Salary or (z) the amount equal to Executive’s Base Salary for the remainder of the term as if this Agreement had not been terminated; provided that if employment terminates by reason of Executive’s death or disability, then Executive (or Executive’s estate, if applicable) shall receive a one time payment equal to the amount of Base Salary owed for the remainder of the term as if this Agreement had not been terminated.

(b)  If Executive’s employment is terminated by the Company for any reason other than as a result of (i) a termination for Cause, or (ii) a voluntary resignation by Executive without a Good Reason, within twenty four (24) months of a Change in Control of the Company, the Company shall pay Executive a one time severance payment in cash equal to the greater of (y) the amount equal to eighteen (18) months Base Salary, or (z) the amount equal to Executive’s Base Salary for the remainder of the term as if this Agreement had not been terminated; provided that if employment terminates by reason of Executive’s death or disability, then Executive (or Executive’s estate, if applicable) shall receive a one time payment equal to the amount of Base Salary owed for the remainder of the term as if this Agreement had not been terminated.
(c) If Executive’s employment by the Company terminates for any reason, except for the Company’s termination of Executive’s employment for Cause or a voluntary resignation by Executive without a Good Reason, the Company shall offer to Executive the opportunity to participate at Company expense in all medical and dental plans provided by the Company to its executive officers to the extent Executive elects for the remainder of the term of this Agreement.  To the extent that the Company cannot provide, for a legal reason or any other matter, Executive with the opportunity to participate in such medical and dental plans (at Company expense), the Company shall pay to Executive in cash an amount equal to the fair market value of the benefits to be provided pursuant to this Section 6(c).
(d) The Company shall make all payments pursuant to the foregoing subsections (a) through (b) concurrently with the date of termination of Executive’s employment or consummation of a Change in Control of the Company, as applicable.  Any such termination payments payable hereunder shall be considered as part-consideration for the non-compete covenant provided by Executive in Section 7 below.
(e) The Company shall have no liability under this Section 6 if Executive’s employment pursuant to this Agreement is terminated by the Company for Cause or by Executive without a Good Reason.
(f) Gross-Up.
(i) If it shall be determined that any payment, distribution or benefit received or to be received by Executive from the Company (whether payable pursuant to the terms of this Agreement or any other plan, arrangements or agreement with the Company or a Affiliate (as defined above) (“Payments”)) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then Executive shall be entitled to receive an additional payment (the “Excise Tax Gross-Up Payment”) in an amount such that the net amount retained by Executive, after the calculation and deduction of any Excise Tax on the Payments and any federal, state and local income taxes and excise tax on the Excise Tax Gross-Up Payment provided for in this Section 6(f), shall be equal to the Payments.  In determining this amount, the amount of the Excise Tax Gross-Up Payment attributable to federal income taxes shall be reduced by the maximum reduction in federal income taxes that could be obtained by the deduction of the portion of the Excise Tax Gross-Up Payment attributable to state and local income taxes.  Finally, the Excise Tax Gross-Up Payment shall be reduced by income or excise tax withholding payment made by the Company or any affiliate of either to any federal, state or local taxing authority with respect to the Excise Tax Gross-Up Payment that was not deducted from compensation payable to Executive.

(ii) All determinations required to be made under this Section 6(f), including whether and when an Excise Tax Gross-Up Payment is required and the amount of such Excise Tax Gross-Up Payment and the assumptions to be utilized in arriving at such determination, except as specified in Section 6(f)(i) above, shall be made by the Company’s independent public accounting firm (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive.  Such determination of tax liability made by the Accounting Firm shall be subject to review by Executive’s tax advisor and, if Executive’s tax advisor does not agree with such determination reached by the Accounting Firm, then the Accounting Firm and Executive’s tax advisor shall jointly designate a nationally recognized public accounting firm, which shall make such determination.  All reasonable fees and expenses of the accountants and tax advisors retained by either Executive or the Company shall be borne by the Company.  Any Excise Tax Gross-Up Payment, as determined pursuant to this Section 6(f), shall be paid by the Company to Executive within five days after the receipt of such determination.  Any determination by a jointly designated public accounting firm shall be binding upon the Company and Executive.
(iii) As a result of the uncertainty in the application of Subsection 4999 of the Code at the time of the initial determination thereunder, it is possible that Excise Tax Gross-Up Payments will not have been made by the Company that should have been made consistent with the calculations required to be made hereunder (“Underpayment”).  In the event that Executive thereafter is required to make a payment of any Excise Tax, any such Underpayment calculated in accordance with and in the same manner as the Excise Tax Gross-Up Payment in Section 6(g)(i) above shall be promptly paid by the Company to or for the benefit of Executive.  In the event that the Excise Tax Gross-Up Payment exceeds the amount subsequently determined to be due, such excess shall constitute a loan from the Company (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code).

7. Covenants.

7. (a)           Non-Competition.  For purposes of this Agreement, the term “Company Business” shall mean the development, marketing, manufacture or sale of (a) cold remedy products, and (b) any other product of the Company or its subsidiaries provided that the Company has derived more than $10 million in revenue related to such product during the immediately previous twelve (12) month period.  During the period in which Executive provides services to the Company under the terms of this Agreement and (i) upon termination of Executive’s employment with the Company by the Company for Cause, Executive’s voluntary termination of employment (other than for Good Reason), or non-renewal of this Agreement, for a period of eighteen (18) months thereafter, or (ii) upon termination of Executive’s employment by the Company without Cause, or upon the termination of Executive’s employment by Executive for Good Reason, for a period of six (6) months thereafter, Executive will not, as a principal, agent, employee, employer, consultant, stockholder, investor, director or co-partner of any person, firm, corporation or business entity other than the Company, or in any individual or representative capacity whatsoever, directly or indirectly, without the express prior written consent of the Company:

(a)           engage or participate in any business which competes with the Company Business;

(b)           aid or counsel any other person, firm, corporation or business  which competes with the Company Business;

(c)           become employed by a firm, corporation, partnership or joint venture  which competes with the Company Business; or

(d)           approach, solicit business from, or otherwise do business or deal with any customer of the Company in connection with the Company Business.

For purposes of this Section 7(a), pain and symptom reliever products shall not be considered cold remedy products which are hereby defined as over the counter products that attempt to shorten or cure the common cold.  For purposes of the definition of stockholder or investor used in this Section 7, Executive may hold a non-control position as stockholder or investor in the securities of publicly traded companies without the prior written consent of the Company.

(b)           Executive’s Acknowledgements. Executive acknowledges (i) that his position with the Company requires the performance of services which are special, unique, and extraordinary in character and places him in a position of confidence and trust with the customers and employees of the Company, through which, among other things, he shall obtain knowledge of the Company’s “technical information” and “know-how” and become acquainted with its customers, in which matters the Company has substantial proprietary interests; (ii) that the restrictive covenants set forth above are necessary in order to protect and maintain such proprietary interests and the other legitimate business interests of the Company; and (iii) that the Company would not have entered into this Agreement unless such covenants were included herein. Executive also acknowledges that the business of the Company presently will extend throughout the United States and Puerto Rico, and that he will personally supervise and engage in such business on behalf of Company and, accordingly, it is reasonable that the restrictive covenants set forth above are not more limited as to geographic area then is set forth therein. Executive also represents to the Company that the enforcement of such covenants will not prevent Executive from earning a livelihood or impose an undue hardship on Executive.

(c)           Assignment of Rights to Intellectual Property. Executive shall promptly and fully disclose all Intellectual Property (as defined below) to the Company. Executive hereby assigns and agrees to assign to the Company (or as otherwise directed by the Company) Executive’s full right, title and interest in and to all Intellectual Property. Executive agrees to execute any and all applications for domestic and foreign patents, copyrights or other proprietary rights and to do such other acts (including without limitation the execution and delivery of instruments of further assurance or confirmation) requested by the Company to assign the Intellectual Property to the Company and to permit the Company to enforce any patents, copyrights or other proprietary rights to the Intellectual Property. Executive will not charge the Company for time spent, although the Company will reimburse Executive for any expenses Executive reasonably incurs, in complying with these obligations. All copyrightable works that Executive creates shall be considered “work made for hire”. “Intellectual Property” means inventions, discoveries, developments, methods, processes, compositions, works, concepts and ideas (whether or not patentable or copyrightable or constituting trade secrets) conceived, made, created, developed or reduced to practice by Executive (whether alone or with others, whether or not during normal business hours or on or off Company premises) during Executive’s employment that relate to either the Products or any prospective activity of the Company under active consideration. “Products” means all products planned, researched, developed, tested, manufactured, sold, licensed, leased or otherwise distributed or put into use by the Company or any of its affiliates, together with all services provided or planned by the Company, during Executive’s employment.

8. Indemnification.  The Company shall indemnify Executive and hold him harmless from and against all claims, losses, damages, expense or liabilities (including expenses of defense and settlement) based upon or in any way arising from or connected with his employment by the Company, to the maximum extent permitted by law.  To the fullest extent permitted by law, the Company shall advance to Executive all expenses necessary in connection with the defense of any action or claim which is brought if indemnification cannot be determined to be available prior to the conclusion of such action or the investigation of such claim.  The Company shall investigate in good faith the availability and cost of directors’ and officers’ insurance and shall include Executive as an insured in any directors’ and officers’ insurance policy it maintains.  The provisions of this Section 8 shall survive any termination or expiration of this Agreement.

9. Attorney Fees.  In the event that any action or proceeding is brought to enforce the terms and provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorney fees.

10. Notices.  All notices and other communications provided to either party hereto under this Agreement shall be in writing and delivered by certified or registered mail to such party at its/her address set forth below its/her signature hereto, or at such other address as may be designated with postage prepaid, shall be deemed given when received.

11. Construction.  In constructing this Agreement, if any portion of this Agreement shall be found to be invalid or unenforceable, the remaining terms and provisions of this Agreement shall be given effect to the maximum extent permitted without considering the void, invalid or unenforceable provisions.  In construing this Agreement, the singular shall include the plural, the masculine shall include the feminine and neuter genders as appropriate, and no meaning in effect shall be given to the captions of the sections in this Agreement, which is inserted for convenience of reference only.  Without limitation to the foregoing, nothing in this Agreement is intended to violate the Sarbanes-Oxley Act of 2002, and to the extent that any provision of this Agreement would constitute such a violation, such provision shall be modified to the extent required by such Act, or, to the extent that such provision cannot be so modified and is found to be invalid or unenforceable, the remaining terms and provisions shall be given effect to the maximum extent permitted without considering the void, invalid or unenforceable provision.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

12. Headings.  The section headings hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

13. Section 16(a). Executive acknowledges that he is an insider under Section 16(a) of the Exchange Act due to his status as an officer of the Company. Executive acknowledges he is aware of and agrees to comply with the Exchange Act requirements pertaining to insiders by reporting to the Securities and Exchange Commission on Form 4 any transactions involving equity securities of the Company within two business days following the day on which the transaction is executed.

14. Governing Law.  This Agreement, and any statements, conduct, claims, causes of action, liabilities or other matters relating to or arising out of or in connection with this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Pennsylvania, without regard to choice of law or conflict of law principles.

15. Entire Agreement; Amendment.  This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among Executive and the Company, with respect to the subject matter hereof. This Agreement may be amended, modified, superseded, cancelled, renewed or extended and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. No superseding instrument, amendment, modification, cancellation, renewal or extension hereof shall require the consent or approval of any person other than the parties hereto. The failure of either party at any time or times to require performance of any provision hereof shall in no matter affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

IN WITNESS WHEREOF, this Agreement shall be effective as of the date specified in the first paragraph of this Agreement.

PROPHASE LABS, INC.:

Signed November __, 2011
Name: Ted Karkus Title: Chief Executive Officer

Signed November __, 2011	EXECUTIVE:

Robert V. Cuddihy, Jr.